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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(b)

                               (AMENDMENT NO. 2)*

                             Genomic Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37243R208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
       [ ] Rule 13d-1(b)

       [ ] Rule 13d-1(c)

       [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                   Page 1 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
         13-337-6808
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
              ..................................................................
           (b)
              ..................................................................
--------------------------------------------------------------------------------
    3.     SEC Use Only
                        ........................................................
--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware
                                                 ...............................
--------------------------------------------------------------------------------
  Number of Shares         5.   Sole Voting Power    4,855,435 (includes options
    Beneficially                                     to purchase 30,000 shares)
       Owned                                         ...........................
     by Each           ---------------------------------------------------------
    Reporting              6.   Shared Voting Power
   Person With:                                      ...........................

                           7.   Sole Dispositive Power  4,855,435 (includes
                                                        options to purchase
                                                        30,000 shares)
                                                        ........................
                       ---------------------------------------------------------
                           8.   Shared Dispositive Power
                                                          ......................
--------------------------------------------------------------------------------
    9.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,855,435 (includes options
                                                    to purchase 30,000 shares)
                                                    ............................
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                        ........................................................
   11.     Percent of Class Represented by Amount in Row (9)  19.9%
                                                              ..................
--------------------------------------------------------------------------------
   12.     Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------










SEC 1745 (3-98)                   Page 2 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the controlling persons of the Reporting Person and to reflect the vesting of Options to purchase 30,000 shares of the Issuer's Common Stock.

ITEM 1.

            (A)   NAME OF ISSUER:

                  Genomic Solutions, Inc.

            (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4355 Varsity Drive
                  Suite E
                  Ann Arbor, MI  48108

ITEM 2.

            (A)   NAME OF PERSON FILING:

                  J.P. Morgan Partners (SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (C)   CITIZENSHIP:

                  Delaware

            (D)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

            (E)   CUSIP NUMBER:
                  37243R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.  OWNERSHIP

            (A)   AMOUNT BENEFICIALLY OWNED:

                  4,855,435 (includes options to purchase 30,000 shares)

SEC 1745 (3-98)                   Page 3 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208


            (B)   PERCENT OF CLASS:

                  19.9% (as of December 31, 2001)

            (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)    4,855,435
                  (ii)   Not applicable.
                  (iii)  4,855,435
                  (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable

SEC 1745 (3-98)                   Page 4 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

                                            J.P. MORGAN PARTNERS (SBIC), LLC

                                            By: /s/  JEFFREY C. WALKER
                                                --------------------------------
                                                Name:  Jeffrey C. Walker
                                                Title: President















SEC 1745 (3-98)                   Page 5 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208


                                  EXHIBIT 2(A)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.




SEC 1745 (3-98)                   Page 6 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)
                             ------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

-----------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.






SEC 1745 (3-98)                   Page 7 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208





                                  DIRECTORS(1)
                                  ---------
                               Jeffrey C. Walker*








------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                   Page 8 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208

                                                                      SCHEDULE B


                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)
                             ------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                   Page 9 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208



                                  DIRECTORS(1)
                                  ---------
                              William B. Harrison**
                               Jeffrey C. Walker*


















(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                   Page 10 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              EXECUTIVE OFFICERS(1)

    Chairman of the Board and Chief Executive Officer                        William B. Harrison Jr.*
    Vice Chairman; Co-Chief Executive Officer, Investment Bank               Geoffrey T. Boisi*
    Vice Chairman; Head of Retail and Middle Market, Financial               David A. Coulter*
          Services and Management and Private Banking
    Director of Human Resources                                              John J. Farrell*
    Vice Chairman; Chairman, Investment Bank                                 Walter A. Gubert*
    Vice Chairman                                                            Thomas B. Ketchum*
    Director of Corporate Marketing and Communications                       Frederick W. Hill*
    Vice Chairman; Co-Chief Executive Officer, Investment Bank               Donald H. Layton*
    Vice Chairman                                                            James B. Lee Jr.*
    General Counsel                                                          William H. McDavid*
    Vice Chairman; Head of Finance, Risk Management and Administration       Marc J. Shapiro*
    Vice Chairman                                                            Jeffrey C. Walker**
    Executive Vice President; General Auditor                                William J. Moran*
    Chief Financial Officer                                                  Dina Dublon*
    Executive Vice President; Head of Market Risk Management                 Lesley Daniels Webster*
    Managing Director; Corporate Treasurer                                   David B. Edelson*
    Managing Director; Head of Credit Risk Policy                            Suzanne Hammett*
    Corporate Secretary                                                      Anthony James Horan*
    Senior Vice President; Chief Compliance Officer                          Gregory S. Meredith*
    Controller                                                               Joseph L. Scalfani*
    Assistant Corporate Secretary                                            James C. Berry*

                           DIRECTORS(1)
                           ---------

                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
    NAME                           BUSINESS OR RESIDENCE ADDRESS
    ----------------------------------------------------------------------------
    Hans W. Becherer               Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
    ----------------------------------------------------------------------------
    Riley P. Bechtel               Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, CA 94119-3965
    ----------------------------------------------------------------------------
    Frank A. Bennack, Jr.          President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York  10019
    ----------------------------------------------------------------------------


-----------------
(1) Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., LLC, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

SEC 1745 (3-98)                   Page 11 of 12

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                            CUSIP NO.:  37243R208



                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
    NAME                           BUSINESS OR RESIDENCE ADDRESS
    ----------------------------------------------------------------------------
    Lawrence A. Bossidy            Chairman of the Board
                                   Honeywell International
                                   P.O. Box 3000
                                   Morristown, NJ 07962-2245
    ----------------------------------------------------------------------------
    M. Anthony Burns               Chairman of the Board
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami, Florida  33166
    ----------------------------------------------------------------------------
    H. Laurence Fuller             Retired Co-Chairman
                                   BP Amoco p.l.c.
                                   1111 Warrenville Road, Suite 25
                                   Chicago, Illinois  60563
    ----------------------------------------------------------------------------
    Ellen V. Futter                President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, NY 10024
    ----------------------------------------------------------------------------
    William H. Gray, III           President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia  22031
    ----------------------------------------------------------------------------
    William B. Harrison, Jr.       Chairman of the Board and Chief Executive
                                     Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
    ----------------------------------------------------------------------------
    Helene L. Kaplan               Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square
                                   New York, New York  10036
    ----------------------------------------------------------------------------
    Lee R. Raymond                 Chairman of the Board and Chief Executive
                                     Officer
                                   Exxon Mobil Corporation
                                   5959 Las Colinas Boulevard
                                   Irving, TX 75039-2298
    ----------------------------------------------------------------------------
    John R. Stafford               Chairman of the Board
                                   American Home Products Corporation
                                   5 Giralda Farms
                                   Madison, New Jersey  07940
    ----------------------------------------------------------------------------
    Lloyd D. Ward                  Chief Executive Officer
                                   U.S. Olympic Committee
                                   One Olympic Plaza
                                   Colorado Springs, CO  80909
    ----------------------------------------------------------------------------
    Marina v.N. Whitman            Professor of Business Administration and
                                     Public Policy
                                   The University of Michigan
                                   School of Public Policy
                                   411 Lorch Hall, 611 Tappan Street
                                   Ann Arbor, MI 48109-1220
    ----------------------------------------------------------------------------

SEC 1745 (3-98)                   Page 12 of 12